FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

              For Registration of Certain Classes of Securities
                       Pursuant to Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                              Public Storage, Inc.
                             ----------------------
            (Exact name of registrant as specified in its charter)

          California                                   95-3551121
          ----------                                   ----------
   (State of incorporation                           (IRS Employer
       or organization)                            Identification No.)

   701 Western Avenue, Glendale, California              91201-2397
   -----------------------------------------------       ----------
     (Address of principal executive offices)            (Zip Code)

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [__]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [__]

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [__]

Securities Act registration statement file number to which this Form relates:
_______________ (if applicable).

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                 Name of each exchange on which
     to be so registered                 each class is to be registered
     -------------------                 ------------------------------

   Depositary Shares Each                New York Stock Exchange, Inc.
   Representing 1/1,000 of a
   Share of Equity Stock,
   Series A, par value $.01
   per share

   Securities to be registered pursuant to Section 12(g) of the Act:

                                   N/A
                              --------------
                             (Title of class)

ITEM 1. Description of Registrant's Securities to be Registered.
        --------------------------------------------------------

General and Initial Issuance of Equity Stock, Series A
------------------------------------------------------

        Under our articles of incorporation, our board of directors is authorized without further shareholder action to provide for the issuance of up to 200,000,000 shares of equity stock, in one or more series, with such rights as are set forth in resolutions providing for the issue of equity stock adopted by our board of directors. At November 15, 1999, we had outstanding 4,514,544 shares of equity stock.

        Prior to issuance, our board of directors will adopt resolutions creating the Equity Stock, Series A (the "Equity Stock"). When issued, the Equity Stock will be fully paid and nonassessable, will not be subject to any sinking fund or other obligation of Public Storage, Inc. (the "Company") to repurchase or retire the Equity Stock, and will have no preemptive rights.

        BankBoston, N.A. will be the transfer agent and dividend disbursing agent for the Equity Stock.

        Each depositary share represents 1/1,000 of a share of Equity Stock. The shares of the Equity Stock will be deposited with BankBoston, N.A., as depositary, under a deposit agreement among the Company, the depositary and the holders from time to time of the depositary receipts issued by the depositary under the deposit agreement. The depositary receipts will evidence the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary receipt evidencing a depositary share will be entitled, proportionately, to all the rights and preferences of, and subject to all of the limitations of, the interest in the Equity Stock represented by the depositary share (including dividend, voting, redemption and liquidation rights).

        The initial issuance of the depositary shares representing the Equity Stock will be to holders of our Common Stock, $.10 par value (the "Common Stock") in connection with a special distribution. The holders will have the option of receiving cash instead of the depositary shares. The fair market value of the depositary shares on the date of declaration of the special distribution (November 4, 1999) was determined by our board of directors, based on advice from a financial advisor, to be $20 per share (equivalent to $20,000 per share of Equity Stock). The value of the depositary share distributions reflects a close to 5% premium over the amount of the corresponding cash elections. That bargain spread is intended to pass on to participating shareholders the estimated underwriting and other costs that we would otherwise expect to have incurred if we had issued those shares directly to the public.

        On the date of the payment of the special distribution (January 14, 2000), our board of directors, based on advice from the financial advisor, will update its determination of the value of the depositary shares. In the absence of significant changes in general market conditions or other circumstances, neither of which is anticipated, the determined value is expected to continue to be $20 per depositary share (equivalent to $20,000 per share of Equity Stock). In that case, the distribution will be .0325 depositary shares per share of Common Stock (representing $.65 worth of depositary shares). In the unexpected event that our board of directors determines that the value of the depositary shares has changed as of the date of payment, the number of depositary shares, as well as the number of shares of Equity Stock, to be issued will be adjusted as necessary to maintain a value of $.65 worth of depositary shares to be distributed per share of Common Stock. It is not expected that any adjustments to the number of depositary shares to be distributed or the number of shares of Equity Stock to be issued will be required.

        Immediately following our issuance of the Equity Stock, we will deposit the Equity Stock with the depositary, which will then issue and deliver the depositary receipts to us. We will, in turn, deliver the depositary receipts to those shareholders who do not elect cash in connection with the special distribution. Depositary receipts will be issued evidencing only whole depositary shares.

        We have applied to list the depositary shares on the New York Stock Exchange. The Equity Stock will not be listed and we do not expect that there will be any trading market for the Equity Stock except as represented by the depositary shares.

Equity Stock
------------

        The following is a brief description of the terms of the Equity Stock which does not purport to be complete and is subject to and qualified in its entirety by reference to the certificate of determination of the Equity Stock, the form of which is filed as an exhibit to this registration statement.

        Ranking
        -------

        With respect to the payment of dividends and amounts upon liquidation, the Equity Stock will rank junior to our outstanding preferred stock and any other shares of preferred stock issued by us, and will rank on a parity with our outstanding common stock and any other equity stock issued by us that ranks on a parity with our Common Stock.

        Dividends
        ---------

        Each holder of shares of Equity Stock will receive, when and as declared by our board of directors from our assets legally available for payment, cash dividends payable when and if paid on our Common Stock at the rate of five thousand times the per share dividends on our Common Stock (equivalent to five times in the case of a depositary share), but not more than $2,450 per year per share of Equity Stock (equivalent to $2.45 per year per depositary share), subject to adjustment in certain circumstances. Dividends on the shares of Equity Stock will be non-cumulative and will be payable to holders of record as they appear on our stock register on the respective record dates, not less than 15 or more than 45 days preceding the respective payment dates, as may be fixed by our board of directors. We intend to pay dividends quarterly beginning on March 31, 2000 (with the payment on that date being based pro rata on the number of days from the original issuance of the Equity Stock). After full dividends on the Equity Stock have been paid or declared and funds set aside for payment for the then current year, the holders of shares of Equity Stock will not receive any further dividends with respect to that year.

        Unless dividends on all our outstanding preferred stock and any other shares of preferred stock issued by us have been or contemporaneously are paid in full for the latest dividend period ending contemporaneously with or prior to the end of the period for which a dividend is to be paid on the shares of Equity Stock and for all prior dividend periods, we will pay no dividend or other distribution on the shares of Equity Stock for that period.

        Unless full dividends on our outstanding preferred stock and any other shares of preferred stock issued by us have been paid for all past dividend periods, we and our subsidiaries may not redeem, repurchase or otherwise acquire for any consideration (nor may we or they pay or make available any moneys for a sinking fund for the redemption of) any shares of Equity Stock except by conversion into or exchange for shares of capital stock issued by us ranking junior to the preferred stock as to dividends and upon liquidation.

        Our revolving credit facility with a commercial bank restricts our ability to pay distributions in excess of "Funds from Operations" for the prior four fiscal quarters less scheduled principal payments and less capital expenditures. Funds from operations is defined in the loan agreement generally as net income before gain on sale of real estate, extraordinary loss on early retirement of debt and deductions for depreciation, amortization and non-cash charges. Our management believes that this restriction will not impede our ability to pay in full the dividends on the Equity Stock.

        Conversion Rights
        -----------------

        Except as indicated below, the Equity Stock will not be convertible into shares of any other class or series of our capital stock.

        If we fail to qualify as a REIT for federal income tax purposes, the Equity Stock is convertible at any time thereafter at the option of the holder into shares of our Common Stock at a conversion rate of 956 shares of our Common Stock for each share of Equity Stock (equivalent to .956 shares of our Common Stock for each depositary share), subject to adjustment in certain circumstances.

        Liquidation Rights
        ------------------

        If we voluntarily or involuntarily liquidate, dissolve or wind up our affairs, holders of Equity Stock will not be entitled to receive any payment in respect of their shares until we pay the full respective liquidation preference in respect of our outstanding preferred stock and any other shares of preferred stock issued by us.

        After we pay the full respective liquidation preferences in respect of all preferred stock, holders of the Equity Stock will participate with holders of our Common Stock and holders of our similarly ranked equity stock in our remaining assets on the basis that a share of Equity Stock receives 1,000 times the amount allocated in respect of a share of Common Stock (equivalent to one time in the case of a depositary share), but not to exceed $24,500 per share of Equity Stock (equivalent to $24.50 per depositary share), subject to adjustment in certain circumstances.

        For purposes of liquidation rights, our consolidation or merger with or into any other corporation or corporations or a sale of all or substantially all of our assets is not our liquidation, dissolution or winding up.

        Redemption
        ----------

        Except in certain circumstances relating to our qualification as a REIT, we may not redeem the shares of Equity Stock prior to March 31, 2005. On and after March 31, 2005, at any time or from time to time, we may redeem the shares of Equity Stock in whole or in part at our option at a cash redemption price of $24,500 per share of Equity Stock (equivalent to $24.50 per depositary share). The redemption price of the Equity Stock may be paid solely from the sale proceeds of other common stock or from retained cash and not from any other source. For purposes of the preceding sentence, "common stock" means our Common Stock, par value $.10, equity stock or other rights or options to purchase any of the foregoing (other than debt securities or preferred stock convertible or exchangeable for common stock).

        If we redeem shares of Equity Stock between a dividend record date and a dividend payment date, the cash redemption price will be $24,500 per share of Equity Stock (equivalent to $24.50 per depositary share) per share plus the amount of the declared and unpaid dividend.

        If fewer than all the outstanding shares of Equity Stock are to be redeemed, the number of shares to be redeemed will be determined by our board of directors, and the shares will be redeemed pro rata from the holders of record of the shares in proportion to the number of shares held by holders (with adjustments to avoid redemption of fractional shares) or by lot in a manner determined by our board of directors.

        Notice of redemption of the Equity Stock will be given by publication in a newspaper of general circulation in the County of Los Angeles and the City of New York, such publication to be made once a week for two successive weeks commencing not less than 30 nor more than 60 days prior to the redemption date. A similar notice will be mailed by us, postage prepaid, not less than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of shares of Equity Stock to be redeemed at their respective addresses as they appear on our stock transfer records. Each notice will state: (1) the redemption date; (2) the number of shares of Equity Stock to be redeemed; (3) the redemption price per share of Equity Stock; (4) the place or places where certificates for the Equity Stock are to be surrendered for payment of the redemption price; and (5) that dividends on the shares of Equity Stock to be redeemed will cease to accrue on such redemption date. If fewer than all the shares of Equity Stock held by any holder are to be redeemed, the notice mailed to the holder will also specify the number of shares of Equity Stock to be redeemed from the holder. In order to facilitate the redemption of shares of Equity Stock, our board of directors may fix a record date for the determination of shares of Equity Stock to be redeemed of not less than 30 nor more than 60 days prior to the date fixed for redemption.

        Notice having been given as provided above, from and after the date specified for redemption, unless we default in providing funds for the payment of the redemption price on that date, all dividends on the Equity Stock called for redemption will cease. From and after the redemption date, unless we default, all rights of the holders of the Equity Stock as our stockholders, except the right to receive the redemption price (but without interest), will cease. Upon surrender in accordance with such notice of the certificates representing these shares (properly endorsed or assigned for transfer, if our board of directors so requires and the notice so states), the redemption price set forth above will be paid out of our funds. If fewer than all the shares represented by any certificate are redeemed, a new certificate will be issued representing the unredeemed shares without cost to the holder.

        Subject to applicable law, we may, at any time and from time to time, purchase any depositary shares representing shares of Equity Stock in the open market, by tender or by private agreement.

        Adjustments
        -----------

        If we divide or combine the Common Stock into a greater or smaller number of shares or pay a dividend in shares of Common Stock, the outstanding shares of Equity Stock will (1) be divided or combined in the same proportion as the Common Stock or (2) receive the same proportionate dividend in shares of Equity Stock. In that case, however, the per share amounts specified for computing dividends per quarter or per year, the maximum liquidation distribution and the redemption price will be adjusted so that the respective total for all outstanding shares of the Equity Stock is the same after as it was before the event causing the adjustments.

        Voting Rights
        -------------

        Holders of Equity Stock are entitled to vote on all matters presented to holders of the Common Stock for a vote and vote together as one class with holders of the Common Stock and other series of equity stock that share voting rights with the Equity Stock. Each outstanding share of Equity Stock entitles the holder to 100 votes (equivalent to one-tenth (1/10) of a vote per depositary share), except that under California law he or she, together with holders of the Common Stock and other series of equity stock that share voting rights with the Equity Stock, has cumulative voting rights in electing our board of directors. Cumulative voting means that each holder of Equity Stock is entitled to cast as many votes as there are directors to be elected multiplied by 100 times the number of shares of Equity Stock registered in its name (equivalent to one-tenth (1/10) the number of depositary shares registered in his or her name). A holder of Equity Stock may cumulate the votes for directors by casting all of the votes for one candidate or by distributing the votes among as many candidates as he or she chooses.

        No consent or approval of the holders of shares of the Equity Stock will be required for the issuance from our authorized but unissued equity stock of other shares of any series of equity stock ranking on a parity with the Equity Stock as to payment of dividends and distribution of assets, including other shares of Equity Stock.

Ownership Limitations
----------------------

        To qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), no more than 50% in value of our outstanding shares of capital stock may be owned, directly or constructively under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. In order to maintain our qualification as a REIT, our articles of incorporation restrict the number of shares of capital stock that any shareholder may own.

        In a series of transactions among Public Storage Management, Inc. and its affiliates (collectively, "Public Storage Management"), culminating in the November 16, 1995 merger of Public Storage Management into Storage Equities, Inc., Storage Equities became self-administered and self-managed, acquired substantially all of Public Storage Management's United States real estate interests and was renamed "Public Storage, Inc."

        Our articles of incorporation and bylaws provide that, subject to certain exceptions, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than (A) 2.0% of the outstanding shares of our common stock and (B) 9.9% of the outstanding shares of each class or series of shares of our preferred stock or equity stock and that all shares of stock be imprinted with a legend setting forth that restriction. Our articles of incorporation provide, however, that no person will be deemed to exceed the ownership limit solely by reason of the beneficial ownership of shares of any class of stock to the extent that those shares of stock were beneficially owned by the person (including B. Wayne Hughes, our chief executive officer, and members of his family) after the merger with Public Storage Management. Thus, this limitation does not affect the ownership of common stock held by the Hughes family at the time of the merger. The ownership limitation is intended to preserve our REIT status in view of the Hughes family's substantial ownership interest in us. We cannot provide any assurance, however, that this ownership limit will enable us to satisfy the requirement that a REIT not be "closely held" within the meaning of Section 856(h) of the Code for any given taxable year.

        Our articles of incorporation and bylaws provide that our board of directors, in its sole and absolute discretion, may grant exceptions to the ownership limits, so long as (A) our board has determined that we would not be "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the event in question takes place during the second half of a taxable year) and would not otherwise fail to qualify as a REIT, after giving effect to an acquisition by an excepted person of beneficial ownership of the maximum amount of capital stock permitted as a result of the exception to be granted, and taking into account the existing and permitted ownership by other persons of stock (taking into account any other exceptions granted) and (B) the excepted persons provide to our board representations and undertakings as our board may require. In any case, no holder may own or acquire, either directly, indirectly or constructively under the applicable attribution rules of the Code, any shares of any class of capital stock if the ownership or acquisition (1) would cause more than 50% in value of our outstanding capital stock to be owned, either directly or constructively, under the applicable attribution rules of the Code, by five or fewer individuals (as defined in the Code to include certain tax-exempt entities, other than, in general, qualified domestic pension funds),
(2) would result in our stock being beneficially owned by less than 100 persons (determined without reference to any rules of attribution), or (3) would otherwise result in our failing to qualify as a REIT.

        Our articles of incorporation and bylaws generally provide that if any holder of capital stock purports to transfer shares to a person or there is a change in our capital structure, and either the transfer or the change in capital structure would result in our failing to qualify as a REIT, or the transfer or the change in capital structure would cause the transferee to hold shares in excess of the applicable ownership limit, then the shares causing the violation will be automatically transferred to a trust for the benefit of a designated charitable beneficiary. The purported transferee of those shares will have no right to receive dividends or other distributions with respect to them and will have no right to vote the shares. Any dividends or other distributions paid to the purported transferee prior to our discovery that the shares have been transferred to a trust will be paid to the trustee of the trust for the benefit of the charitable beneficiary upon demand. The trustee will designate a transferee of those shares so long as the shares would not violate the restrictions on ownership or transfer in our articles of incorporation in the hands of the designated transferee. Upon the sale of the shares, the purported transferee will receive out of any proceeds remaining after payment of expenses of the charitable trust and us the lesser of (A)(1) the price per share the purported transferee paid for the stock in the purported transfer that resulted in the transfer of the shares to the trust, or (2) if the transfer or other event that resulted in the transfer of the shares to the trust was not a transaction in which the purported transferee gave full value for the shares, a price per share equal to the market price on the date of the purported transfer or other event that resulted in the transfer of the shares to the trust and (B) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Each purported transferee will be deemed to have waived any claims the purported transferee may have against the trustee and us arising from the disposition of the shares, except for claims arising from the trustee's or our gross negligence, willful misconduct, or failure to make payments when required by our articles of incorporation.

        In addition, our bylaws provide our board of directors with the power to prevent the transfer of shares of capital stock or to redeem shares of capital stock if the board of directors determines in good faith that the action is necessary to preserve our status as a REIT.

Depositary Shares
-----------------

        The following is a brief description of the terms of the depositary shares which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the deposit agreement (including the form of depositary receipt), which is filed as an exhibit to this registration statement.

        Dividends
        ---------

        The depositary will distribute all cash dividends or other cash distributions received in respect of the Equity Stock to the record holders of depositary receipts in proportion to the number of depositary shares owned by such holders on the relevant record date, which will be the same date as the record date fixed by us for the Equity Stock. In the event that the calculation of such amount to be paid results in an amount which is a fraction of one cent, the amount the depositary shall distribute to such record holder shall be rounded to the next highest whole cent.

        In the event of a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto, in proportion, as nearly as may be practicable, to the number of depositary shares owned by such holders on the relevant record date, unless the depositary determines (after consultation with us) that it is not feasible to make such distribution, in which case the depositary may (with our approval) adopt any other method for such distribution as it deems equitable and appropriate, including the sale of such property (at such place or places and upon such terms as it may deem equitable and appropriate) and distribution of the net proceeds from such sale to such holders.

        Conversion Rights
        -----------------

        If we fail to qualify as a REIT for federal income tax purposes, the depositary shares are convertible at any time thereafter at the option of the holder into shares of our Common Stock on the same terms and conditions as the Equity Stock held by the depositary, except that the conversion rate for the depositary shares will be equal to the conversion rate for the Equity Stock divided by 1,000 (equivalent to .956 shares of our Common Stock for each depositary share), subject to adjustment in certain circumstances. Cash will be paid in lieu of fractional shares of Common Stock.

        Liquidation Preference
        ----------------------

        In the event of our liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, the holders of each depositary share will be entitled to 1/1,000th of the liquidation preference accorded each share of the Equity Stock.

        Redemption
        ----------

        Whenever we redeem any Equity Stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the Equity Stock so redeemed. The depositary will publish a notice of redemption of the depositary shares containing the same type of information and in the same manner as our notice of redemption and will mail the notice of redemption promptly upon receipt of such notice from us and not less than 30 nor more than 60 days prior to the date fixed for redemption of the Equity Stock and the depositary shares to the record holders of the depositary receipts. In case less than all the outstanding depositary shares are to be redeemed, the depositary shares to be so redeemed will be determined pro rata or by lot in a manner determined by the board of directors.

        Voting
        ------

        Promptly upon receipt of notice of any meeting at which the holders of the Equity Stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts as of the record date for the meeting. Each record holder of depositary receipts will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the number of shares of Equity Stock represented by the record holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the Equity Stock represented by such depositary shares in accordance with the instructions, and we will agree to take all action which may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will abstain from voting any of the Equity Stock to the extent that it does not receive specific instructions from the holders of depositary receipts.

        Withdrawal of Equity Stock
        --------------------------

        Upon surrender of depositary receipts at the principal office of the depositary, upon payment of any unpaid amount due the depositary, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of whole shares of Equity Stock and all money and other property, if any, represented by such depositary shares. Partial shares of Equity Stock will not be issued. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of whole shares of Equity Stock to be withdrawn, the depositary will deliver to such holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of Equity Stock thus withdrawn will not be entitled to deposit those shares under the deposit agreement or to receive depositary receipts evidencing depositary shares therefor.

        Amendment and Termination of Deposit Agreement
        ----------------------------------------------

        The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time and from time to time be amended by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders (other than any change in fees) of depositary shares will not be effective unless such amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. No such amendment may impair the right, subject to the terms of the deposit agreement, of any owner of any depositary shares to surrender the depositary receipt evidencing the depositary shares with instructions to the depositary to deliver to the holder the Equity Stock and all money and other property, if any, represented thereby, except in order to comply with mandatory provisions of applicable law. The deposit agreement may be terminated by us or the depositary only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution in respect of the Equity Stock in connection with our dissolution and the final distribution has been made to all the holders of depositary shares.

        Charges of Depositary
        ---------------------

        We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay charges of the depositary in connection with the initial deposit of the Equity Stock and the initial issuance of the depositary shares, and redemption of the Equity Stock and all withdrawals of Equity Stock by owners of depositary shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and certain other charges as are provided in the deposit agreement to be for their accounts. In certain circumstances, the depositary may refuse to transfer depositary shares, may withhold dividends and distributions and sell the depositary shares evidenced by such depositary receipt if such charges are not paid.

        Miscellaneous
        -------------

        The depositary will forward to the holders of depositary receipts all reports and communications from us which are delivered to the depositary and which we are required to furnish to the holders of the Equity Stock. In addition, the depositary will make available for inspection by holders of depositary receipts at the principal office of the depositary, and at any other places as it may from time to time deem advisable, any reports and communications which are received by the depositary as the holder of Equity Stock.

        Neither the depositary nor any depositary's agent (as defined in the deposit agreement), nor the registrar (as defined in the deposit agreement) nor the Company assumes any obligation or will be subject to any liability under the deposit agreement to holders of depositary receipts other than for its gross negligence, willful misconduct or bad faith. Neither the depositary, any depositary's agent, the registrar nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The Company and the depositary are not obligated to prosecute or defend any legal proceeding in respect of any depositary shares, depositary receipts or Equity Stock unless reasonably satisfactory indemnity is furnished. The Company and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give such information and on documents believed to be genuine and to have been signed or presented by the proper party or parties.

        Resignation and Removal of Depositary
        -------------------------------------

        The depositary may resign at any time by delivering to us notice of its election to do so, and we may at any time remove the depositary, any such resignation or removal to take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 60 days after delivery of the notice for resignation or removal and must be a bank or trust company having its principal office in the United States of America and having a combined capital and surplus of at least $150,000,000.

                         FEDERAL INCOME TAX CONSEQUENCES

        The following discussion summarizes certain federal income tax considerations relating to us and to your acquisition, ownership and disposition of the depositary shares. The following discussion, which is not exhaustive of all possible tax considerations, does not give a detailed description of any state, local, or foreign tax considerations. Nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) who are subject to special treatment under federal income tax laws. The information in this section is based on the Code, current, temporary and proposed treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS (including its practices and policies as endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives such a ruling), and court decisions, all as of the date hereof. No assurance can be given that future legislation, treasury regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. We have not requested and do not plan to request any rulings from the IRS concerning the special distribution and the tax treatment of the Company. Thus, no assurance can be provided that the statements below (which do not bind the IRS or the courts) will not be challenged by the IRS or will be sustained by a court if so challenged.

        EACH SHAREHOLDER IS ADVISED TO CONSULT HIS OR HER TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of the Special Distributions and Holders of Depositary Shares
----------------------------------------------------------------------

        The federal income tax rules applicable to REITs impose a 4% excise tax if a REIT does not meet certain minimum distribution requirements. After taking into account regular distributions in 1999 on our common and preferred stock, we estimate we need an additional distribution to avoid liability for that excise tax in 1999. The special distribution is intended to meet the applicable distribution requirement.

        The special distribution has been structured so that our shareholders have an election to obtain cash, in order to ensure that the special distribution will be treated as a taxable distribution that will be deductible to us. You will be taxable on the distribution if you are subject to income tax. The distribution, payable to shareholders of record on November 15, 1999, will be taxable to you in 1999, even though it will not be paid until January 14, 2000, and it will be taxable whether you elect to receive depositary shares or cash. Shareholders who receive cash will be taxable on the amount of cash received, and shareholders who receive depositary shares will be taxable on the value of the shares received. We will report the value of the distributed depositary shares to the IRS as $.65 of value of depositary shares distributed per share of our Common Stock, appropriately adjusted to reflect any cash received with respect to fractional depositary shares.

        Owners of the depositary shares will be treated for federal income tax purposes as if they were owners of the Equity Stock represented by the depositary shares. Accordingly, those owners will take into account, for federal income tax purposes, income and deductions to which they would be entitled if they were holders of such Equity Stock.

        Whenever the Company redeems any Equity Stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing the Equity Stock so redeemed. The treatment to a holder of depositary shares accorded to any redemption by the Company (as distinguished from a sale, exchange or other disposition) of Equity Stock held by the depositary and corresponding redemption of depositary shares can only be determined on the basis of particular facts as to the holder of depositary shares at the time of redemption. In general, a holder of depositary shares will recognize capital gain or loss measured by the difference between the amount received upon the redemption and the adjusted tax basis of the holder in the depositary shares redeemed (provided the depositary shares are held as a capital asset) if such redemption (1) results in a "complete termination" of a holder's interest in all classes of stock of the Company under Section 302(b)(3) of the Code, or (2) is "not essentially equivalent to a dividend" with respect to the holder under Section 302(b)(1) of the Code. In applying these tests, there must be taken into account not only any depositary shares owned by the holder, but also such holder's ownership of Common Stock, other series of preferred stock and any options (including stock purchase rights) to acquire any of the foregoing. The holder also must take into account any such securities (including options) that are considered to be owned by such holder by reason of the constructive ownership rules set forth in Sections 318 and 302(c) of the Code.

        If a particular holder of depositary shares owns (actually or constructively) no shares of Common Stock of the Company or an insubstantial percentage of the outstanding shares of Common Stock of the Company, based upon current law, it is probable that the redemption of depositary shares from such a holder would be considered "not essentially equivalent to a dividend." However, whether a distribution is "not essentially equivalent to a dividend" depends on all of the facts and circumstances, and a holder of depositary shares intending to rely on any of these tests at the time of redemption should consult its own tax adviser to determine how the tests apply to its particular situation.

        If the redemption does not meet any of the tests under Section 302 of the Code, then the redemption proceeds received from the depositary shares will be treated as a distribution on the depositary shares as described under "Taxation of U.S. Shareholders Holding Depositary Shares," below. If the redemption is taxed as a dividend, the adjusted tax basis of the holder in the depositary shares will be transferred to any other stockholdings of the holder in the Company. If the holder of depositary shares owns no other stockholdings in the Company, under certain circumstances, such basis may be transferred to a related person, or it may be lost entirely.

Taxation of the Company
-----------------------

        General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 1981. We believe that we have been organized and operated in a manner so as to qualify as a REIT, and we intend to continue to operate in such a manner. So long as we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on net income that we distribute currently to shareholders. However, we will be subject to federal income tax in the following circumstances. First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on items of tax preference. Third, if we have (1) net income from the sale or other disposition of "foreclosure property" (which is, in general, property acquired by foreclosure or otherwise on default of a lease or a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if we fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and have nonetheless maintained our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the net income attributable to the greater of the amount by which we fail the 75% or 95% gross income test. Sixth, if we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if we acquire or have acquired any asset from a taxable C corporation in a transaction in which the basis of the asset in the acquiror's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation (such as in the case of our 1995 merger with Public Storage Management) and the acquiror recognizes gain on the disposition of such asset during the 10 year period beginning on the date on which such asset was acquired by it, then to the extent of such asset's "Built-In Gain" (i.e., the excess of (a) the fair market value of such asset at the time of its acquisition by us over (b) the adjusted basis in such asset, determined at the time of such acquisition), such gain will be subject to tax at the highest regular corporate rate applicable, pursuant to treasury regulations that have yet to be promulgated. The results described above with respect to the recognition of Built-In Gain assume that the Company made an election pursuant to Notice 88-19 with respect to any such acquisition. Public Storage Management was taxable as a regular C corporation. After the merger with Public Storage Management, the Company elected to be subject to the Built-In Gain rules of Notice 88-19.

        Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), (7) that makes an election to be taxable as a REIT, or has made such election for a previous taxable year which has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met in order to elect and maintain REIT status; (8) that uses a calendar year for federal income tax purposes and complies with recordkeeping requirements of the Code and regulations promulgated thereunder; and (9) that meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of determining stock ownership under condition (6), a supplemental unemployment compensation benefits plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes generally is considered an individual. However, a trust that is a qualified trust under Code section 401(a) generally is not considered an individual and beneficiaries of such trust are treated as holding shares of a REIT in proportion to their actuarial interests in such trust for purposes of condition (6).

        In connection with condition (6), a REIT is required to send annual letters to its shareholders requesting information regarding the actual ownership of shares. For our taxable years commencing on or after January 1, 1998, if we comply with the annual letters requirement and do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (6) above, we will be treated as having met the requirement. Our articles of incorporation contain restrictions regarding the transfer of our capital stock that are intended to assist us in continuing to satisfy the stock ownership requirements described in conditions (5) and (6). The ownership restrictions in our articles of incorporation and bylaws generally prohibit the actual or constructive ownership of more than 2% of the outstanding shares of common stock (excluding the interest held by the Hughes family) or more than 9.9% of the outstanding shares of each class or series of shares of preferred stock or equity stock, unless an exception is established by the board of directors. The restrictions provide that if, at any time, for any reason, those ownership limitations are violated or more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of stock necessary to cure the violation will automatically and irrevocably be transferred from the person causing the violation to a designated charitable beneficiary. See "Description of Common Stock and Class B Common Stock--Ownership Limitations." At the time of the merger with Public Storage Management, to further assist us in meeting the ownership restrictions, the Hughes family entered into an agreement with us for the benefit of the Company and certain designated charitable beneficiaries providing that if, at any time, for any reason, more than 50% in value of our outstanding stock otherwise would be considered owned by five or fewer individuals, then a number of shares of our common stock owned by Wayne Hughes necessary to cure such violation would automatically and irrevocably be transferred to a designated charitable beneficiary.

        The REIT protective provisions of our articles and the agreement with the Hughes family are modeled after certain arrangements that the IRS has ruled in private letter rulings will preclude a REIT from being considered to violate the ownership restrictions so long as the arrangements are enforceable as a matter of state law and the REIT seeks to enforce them as and when necessary. There can be no assurance, however, that the IRS might not seek to take a different position with respect to the Company (a private letter ruling is legally binding only with respect to the taxpayer to whom it was issued and we will not seek a private ruling on this or any other issue) or contend that we failed to enforce these various arrangements. Accordingly, there can be no assurance that these arrangements necessarily will preserve our REIT status. We believe, however, that we have issued and outstanding sufficient shares with sufficient diversity of ownership to allow us to satisfy the REIT ownership requirements.

        A REIT is not permitted to have at the end of any taxable year any undistributed earnings and profits that are attributable to a "C corporation" taxable year. As a result of the 1995 merger with Public Storage Management and the 1999 merger with Storage Trust Realty, the Company succeeded to various tax attributes of those entities and their predecessors, including any undistributed C corporation earnings and profits. We do not believe that we have acquired any undistributed "C corporation earnings and profits." However, neither of these entities nor the Company has sought an opinion of counsel or outside accountants to the effect that we did not acquire any "C corporation earnings and profits." There can be no assurance that the IRS would not contend otherwise on a subsequent audit. It appears that we could keep from being disqualified as a REIT by using "deficiency dividend" procedures to distribute any such acquired "C corporation" earnings and profits. In order to use this procedure, an affected REIT would have to make an additional distribution to its shareholders (in addition to distributions made for purposes of satisfying the normal REIT distribution requirements), within 90 days of the IRS determination. In addition, the REIT would have to pay to the IRS an interest charge on 50% of the acquired C corporation earnings and profits that were not distributed prior to the end of the REIT's taxable year in which they were acquired. If we were deemed to have acquired C corporation earnings and profits, there can be no assurance, however, that the IRS would not take the position either that the procedure is not available at all (in which case we would fail to qualify as a REIT) or, alternatively, that even if the procedure is available, we cannot qualify as a REIT for our taxable year in which the earnings and profits were acquired, but we could qualify as a REIT for subsequent taxable years.

        Income Tests. In order to maintain qualification as a REIT, we must satisfy certain gross income requirements, which are applied on an annual basis. For purposes of applying these income tests, a REIT is considered to earn a proportionate share of the income of any partnership in which it holds a partnership interest. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

        Rents that we receive will qualify as "rents from real property" in satisfying the gross income requirements described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. We anticipate that none of our annual gross income will be attributable to rents that are based in whole or in part on the income of any person (excluding rents based on a percentage of receipts or sales, which, as described above, are permitted). Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant. We do not anticipate that we will receive material amounts of income from such related party tenants. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." We do not anticipate deriving rent attributable to personal property leased in connection with real property that exceeds 15% of the total rents. Finally, for rents to qualify as "rents from real property," we generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" that is adequately compensated and from whom we derive no revenue. The "independent contractor" requirement, however, does not apply to the extent the services we provide are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." Any services with respect to certain properties that we believe may not be provided by us directly without jeopardizing the qualification of rent as "rents from real property" will be performed by "independent contractors."

        For our taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property even if we were to provide services that are not permissible services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property cannot exceed 1% of all amounts received, directly or indirectly, by the Company with respect to such property. In computing any such amounts, the amount that we would be deemed to have received for performing "impermissible services" will be the greater of the actual amount so received or 150% of the direct cost to us of providing those services. If the impermissible service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property.

        In connection with the merger with Public Storage Management, the Company and the various other owners of mini-warehouses and business parks for which we performed management activities entered into an agreement with PSCC, Inc. under which PSCC provides the owners and the Company certain administrative and cost-sharing services in connection with the operation of the properties and the performance of certain administrative functions. The services include the provision of corporate office space and certain equipment, personnel required for the operation and maintenance of the properties, and corporate or partnership administration. Each of the owners and the Company pay PSCC directly for services rendered by PSCC in connection with the administrative and cost sharing agreement. That payment is separate from and in addition to the compensation paid to us under the management agreement for the management of the properties owned by the owners. At the time of the merger with Public Storage Management, we received a private letter ruling from the IRS to the effect that the reimbursements and other payments made to PSCC by the owners will not be treated as our revenues for purposes of the 95% test.

        We own substantially all of the economic interest in Pickup & Delivery (the portable self-storage business). The income from that business would be nonqualifying income to us and the business is conducted by a limited partnership between the Company and a subsidiary of PS Orangeco, Inc. (the "Lock/Box Company"). The share of gross income of that business attributable to our partnership interest, when combined with our other nonqualifying income, must be less than 5% of our total gross revenues. We anticipate that we will be able to continue to satisfy both the 95% and 75% gross income tests.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a 100% tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

        Asset Tests. At the close of each quarter of our taxable year, we must satisfy three tests relating to the nature of our assets. For purposes of applying these asset tests, a REIT is considered to own a proportionate share of the assets of any partnership in which it holds a partnership interest. First, at least 75% of the value of our total assets must be represented by real estate assets. Our real estate assets include, for this purpose, stock or debt instruments held for less than one year purchased with the proceeds of a stock offering, or long-term (at least five years) debt offering of the Company, cash, cash items and government securities. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets, and, except for REITs or "qualified REIT subsidiaries," we may not own more than 10% of any one issuer's outstanding voting securities.

        We believe that we satisfy the asset tests. In this regard, however, the value of our interest in the Lock/Box Company (including the Lock/Box Company's interest in Pickup & Delivery) may not exceed 5% of the value of our total assets and the 10% voting stock prohibition precludes us from controlling the operations of the Lock/Box Company (in which we own 95% of the equity in the form of non-voting stock and the Hughes family owns 5% of the equity but 100% of the voting stock), Pickup & Delivery (a subsidiary of the Lock/Box Company) or PSCC (in which we own a less than 10% voting interest) and may preclude us from exercising our rights of first refusal with respect to the corporations owning the Canadian operations and the reinsurance business. See "--Proposed Changes to REIT Qualification Requirements" below for a discussion of proposals that, if enacted, might affect Public Storage's ability to derive economic benefits from the activities of the Lock/Box Company and Pickup & Delivery.

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the 25% or 5% asset tests at the end of a later quarter solely by reason of changes in the relative values of our assets. If the failure to satisfy the 25% or 5% asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take any available actions within 30 days after the close of any quarter as may be required to cure any noncompliance with the 25% or 5% asset tests. If we fail to cure noncompliance with the asset tests within such time period, we would cease to qualify as a REIT.

        Certain Partnership Interests. In the merger with Public Storage Management and in other transactions, we have acquired interests in various partnerships that own and operate properties. For purposes of satisfying the REIT asset and gross income tests, we will be treated as if we directly own a proportionate share of each of the assets of these partnerships. For these purposes, under current treasury regulations our interest in each of the partnerships must be determined in accordance with our "capital interest" in the partnership.

        The ownership of these partnership interests creates several issues regarding our satisfaction of the 95% gross income test. First, we earn property management fees from these partnerships. Existing treasury regulations do not address the treatment of management fees derived by a REIT from a partnership in which the REIT holds a partnership interest, but the IRS has issued a number of private letter rulings holding that the portion of the management fee that corresponds to the REIT's interest in the partnership in effect is disregarded in applying the 95% gross income test where the REIT holds a "substantial" interest in the partnership. We disregard the portion of management fees derived from partnerships in which we are a partner that corresponds to our interest in these partnerships in determining the amount of our nonqualifying income. There can be no assurance, however, that the IRS would not take a contrary position with respect to the Company, either rejecting the approach set forth in the private letter rulings mentioned above or contending that our situation is distinguishable from those addressed in the private letter rulings (for example, arguing that we do not have a "substantial" interest in the partnerships).

        Second, we acquired interests in certain of these partnerships that entitle us to a percentage of profits (either from operations, or upon a sale, or both) in excess of the percentage of total capital originally contributed to the partnership with respect to such interest. Existing treasury regulations do not specifically address how our "capital interest" in partnerships of this type should be determined. This determination is relevant because it affects both the percentage of the gross rental income of the partnership that is considered gross rental income (or qualifying income) to us and the percentage of the management fees paid to us that is disregarded in determining our nonqualifying income. For example, if we take the position that we have a 25% "capital interest" in a partnership (because we would receive 25% of the partnership's assets upon a sale and liquidation) but the IRS determines we only have a 1% "capital interest" (because the original holder of our interest only contributed 1% of the total capital contributed to the partnership), our share of the qualifying income from the partnership would be reduced and the portion of the management fee from the partnership that would be treated as nonqualifying income would be increased, thereby adversely affecting our ability to satisfy the 95% gross income test. In determining our "capital interest" in the various partnerships, we determine the percentage of the partnership's assets that would be distributed to us if those assets were sold and distributed among the partners in accordance with the applicable provisions of the partnership agreements. There can be no assurance, however, that the IRS will agree with this methodology and not contend that another, perhaps less favorable, method must be used for purposes of determining our "capital interests," which could adversely affect our ability to satisfy the 95% gross income test.

        Annual Distribution Requirements. In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (1) the sum of (a) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and our net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of non-cash income. In addition, if we dispose of any Built-In Gain Asset during the 10 year period beginning on the date we acquired that asset, we will be required, pursuant to Treasury Regulations that have not yet been promulgated, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. See "--General" above for a discussion of "Built-In Gain Assets." Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment date after such declaration.

        To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax at regular ordinary and capital gain corporate tax rates. We may elect to require the shareholders to include our undistributed net capital gains in their income by designating, in a written notice to shareholders, those amounts as undistributed capital gains in respect of our shareholders' shares. If we make such an election, the shareholders will
(1) include in their income as capital gains their proportionate share of such undistributed capital gains and (2) be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A shareholder will increase the basis in its common shares by the difference between the amount of capital gain included in its income and the amount of the tax that we are deemed to have paid on the shareholder's behalf. Our earnings and profits will be adjusted appropriately. For a more detailed description of the tax consequences to a shareholder of such a designation, see "--Taxation of U.S. Shareholders Holding Depositary Shares."

        In addition, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts actually distributed during the calendar year by us and the amount, if any, on which we paid income tax for such year.

        In years prior to 1990, we made distributions in excess of our REIT taxable income. During 1990, we reduced our distribution to our shareholders. As a result, distributions paid by the Company in 1990 were less than 95% of our REIT taxable income for 1990. We have satisfied the REIT distribution requirements for 1990 through 1998 by attributing distributions in 1991 through 1999 to the prior year's taxable income, and we expect to satisfy the distribution requirement for 1999 by attributing distributions in 2000 to the 1999 taxable income. We may be required, over each of the next several years, to make distributions after the close of a taxable year and to attribute those distributions to the prior year, but shareholders will be treated for federal income tax purposes as having received such distributions in the taxable years in which they were actually made. The extent to which we will be required to attribute distributions to the prior year will depend on our operating results and the level of distributions as determined by the board of directors. As noted above, reliance on subsequent year distributions could cause us to be subject to an excise tax. We intend to comply with the 85% distribution requirement in an effort to minimize any excise tax.

        We intend to make timely distributions sufficient to satisfy our annual distribution requirements. It is expected that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. It is possible, however, that the Company, from time to time, may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between (1) the actual receipt of income and actual payment of deductible expenses and (2) the inclusion of such income and deduction of such expenses in arriving at our taxable income, or due to the need to make nondeductible payments, such as principal payments on any indebtedness we may have. If such circumstances occur, in order to meet the distribution requirements, we may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable stock dividends.

        Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        Recordkeeping Requirements. Pursuant to applicable Treasury Regulations, we must comply with certain recordkeeping requirements to qualify for taxation as a REIT.

        Failure of the Company to Qualify as a REIT. For any taxable year that we fail to qualify as a REIT, we would be taxed at the usual corporate rates on all of our taxable income. Those taxes would reduce the amount of cash available to us for distribution to our shareholders or for reinvestment. Distributions to shareholders in any year in which we fail to qualify as a REIT will not be deductible and will not be required to be made. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxed as ordinary income, to the extent of our current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction.

        Unless certain relief provisions apply, our election to be treated as a REIT will terminate automatically if we fail to meet the qualification requirements described above and we will not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which our election was terminated (or revoked). If we lose our REIT status, but later qualify and elect to be taxed as a REIT again, we may face significant adverse tax consequences.

Taxation of U.S. Shareholders Holding Depositary Shares
-------------------------------------------------------

        As used below, the term "U.S. Shareholder" means a holder of depositary shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation, partnership, or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date that elect to continue to be treated as United States persons, shall also be considered U.S. Shareholders.

        Distributions by the Company. As long as we qualify as a REIT, distributions made to our taxable U.S. Shareholders (and not designated as capital gain dividends) will generally be taxable to such shareholders as ordinary income to the extent of our current or accumulated earnings and profits. For purposes of determining whether distributions on shares of common stock are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to shares of preferred stock and second to shares of common stock. There can be no assurance that we will have sufficient earnings and profits to cover distributions on any shares of preferred stock. Such distributions will not be eligible for the dividends received deductions in the case of shareholders that are corporations. Dividends declared during the last quarter of a calendar year and actually paid during January of the immediately following calendar year generally are treated as if received by the shareholders on December 31 of the calendar year during which they were declared.

        Distributions designated by us as capital gain dividends generally will be taxed as gain from the sale or exchange of a capital asset held for more than one year (to the extent that the distributions do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its stock. Corporate shareholders however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by us for potential offset against future income (subject to certain limitations). Distributions made by us and gain arising from the sale or exchange by a holder of depositary shares will not be treated as passive activity income, and, as a result, holders of depositary shares generally will not be able to apply any "passive losses" against such income or gain. Shareholders also may be required to take into account, for purposes of computing their individual alternative minimum tax liability, certain tax preference items of the Company. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gain dividends and capital gain from the disposition of shares, including distributions treated as such, however, will be treated as investment income for purposes of the investment interest limitation only if the U.S. Shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. We will notify shareholders after the close of our taxable year as to the portions of distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

        Distributions in excess of current or accumulated earnings and profits will not be taxable to a U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a U.S. Shareholder's shares, they will be included in income as capital gains, assuming the shares are a capital asset in the hands of the U.S. Shareholder.

        For our taxable years commencing on or after January 1, 1998, we may elect to require the holders of stock to include our undistributed net long-term capital gains in their income. If we make such an election, the holders of stock will (1) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (2) be deemed to have paid their proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of stock will increase the basis in its stock by the difference between the amount of capital gain included in its income and the amount of the tax it is deemed to have paid. Our earnings and profits will be adjusted appropriately. With respect to such long-term capital gain of a taxable domestic shareholder that is an individual or an estate or trust, the IRS has authority to issue regulations that could apply the special tax rate applicable to sales of depreciable real property by an individual or an estate or trust to the portion of the long-term capital gains of an individual or an estate or trust attributable to deductions for depreciation taken with respect to depreciable real property.

        Sales of Shares. In general, a U.S. Shareholder will realize gain or loss on the disposition of depositary shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder's adjusted basis of such shares. Such gain or loss will be capital gain or loss if the shares have been held as a capital asset. In the case of a taxable U.S. Shareholder who is an individual or an estate or trust, such gain or loss will be long-term capital gain or loss, and such long-term capital gain shall be subject to the maximum capital gain rate of 20%. In the case of a taxable U.S. Shareholder that is a corporation, such gain or loss will be long-term capital gain or loss if such shares have been held for more than one year and any such capital gain shall be subject to the maximum capital gain rate of 35%. Loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such shareholder as long-term capital gain.

        Taxpayer Relief Act and IRS Restructuring Act Changes to Capital Gain Taxation. The Taxpayer Relief Act of 1997 (the "Taxpayer Relief Act") altered the taxation of capital gain income. Under the Taxpayer Relief Act, individuals, trusts and estates that hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, trusts and estates that hold certain assets for more than one year but not more than 18 months may be taxed at a maximum long-term capital gain rate of 28% on the sale or exchange of those investments. The Taxpayer Relief Act also provides a maximum rate of 25% for "unrecaptured
Section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain" and other changes to prior law. The IRS Restructuring Act of 1998, however, reduced the holding period requirement established by the Taxpayer Relief Act for the application of the 20% and 25% capital gain tax rates to 12 months from 18 months for sales of capital gain assets after December 31, 1997 and thus eliminated the 28% rate. The Taxpayer Relief Act allows the IRS to prescribe regulations on how the Taxpayer Relief Act's capital gain rates will apply to sales of capital assets by "pass-through entities," including REITs, such as the Company, and to sales of interests in "pass-through entities." Shareholders are urged to consult with their own tax advisors with respect to the rules contained in the Taxpayer Relief Act and the IRS Restructuring Act.

        On November 10, 1997, the IRS issued IRS Notice 97-64, which provides generally that REITs such as the Company may classify portions of their designated capital-gain dividends as (1) a 20% rate gain distribution (which would be taxed as long-term capital gain in the 20% group), (2) an unrecaptured
Section 1250 gain distribution (which would be taxed as long-term capital gain in the 25% group), or (3) a 28% rate gain distribution (which would be taxed as long-term capital gain in the 28% group). (If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution.) IRS Notice 97-64 provides that a REIT must determine the maximum amounts that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if the REIT were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice further provides that designations made by the REIT will only be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. Although Notice 97-64 will apply to sales of capital gain assets after July 28, 1997 and before January 1, 1998, it is expected that the IRS will issue clarifying guidance, most likely applying the same principles set forth in Notice 97-64, regarding a REIT's designation of capital gain dividends in light of the changed holding period requirements.

        Backup Withholding. We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to the Company. See "--Taxation of Non-U.S. Shareholders" below.

        Taxation of Tax-Exempt Shareholders. As a general rule, amounts distributed to a tax-exempt entity by a corporation do not constitute "unrelated business taxable income" ("UBTI"), and thus our distributions to a stockholder that is a tax-exempt entity generally should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, distributions by a REIT to a tax-exempt employee's pension trust that owns more than 10% of the REIT will be treated as UBTI in an amount equal to the percentage of gross income of the REIT that is derived from an "unrelated trade or business" (determined as if the REIT were a pension trust) divided by the gross income of the REIT for the year in which the dividends are paid. This rule only applies, however, if (1) the percentage of gross income of the REIT that is derived from an unrelated trade or business for the year in which the dividends are paid is at least 5%, (2) the REIT qualifies as a REIT only because the pension trust is not treated as a single individual for purposes of the "five-or-fewer rule" (see "--Taxation of the Company--Requirements for Qualification" above), and (3) (A) one pension trust owns more than 25 percent of the value of the REIT or, (B) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT. We currently do not expect that this rule will apply.

Taxation of Non-U.S. Shareholders
---------------------------------

        The rules governing U.S. federal income taxation of non-U.S. Shareholders are complex, and the following discussion is intended only as a summary of such rules. Prospective non-U.S. Shareholders should consult with their tax advisors to determine the impact of federal, state, local and foreign income tax laws on an investment in the Company, including any reporting requirements.

        Distributions by the Company. Distributions to a non-U.S. Shareholder that are not attributable to gain from sales or exchanges by the Company of U.S. real property interests and not designated by us as capital gain dividends will generally be subject to tax as ordinary income to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Such distributions will generally be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless reduced by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. If the amount distributed exceeds a non-U.S. Shareholder's allocable share of such earnings and profits, the excess will be treated as a tax-free return of capital to the extent of such non-U.S. Shareholder's adjusted basis in the stock. To the extent that such distributions exceed the adjusted basis of a non-U.S. Shareholder's stock, such distributions will generally be subject to tax if such non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below.

        For withholding tax purposes, we currently are required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. Shareholder. Under regulations generally effective for distributions on or after January 1, 1999, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. As a result of a legislative change made by the Small Business Job Protection Act of 1996, under current law, it appears that we will be required to withhold 10% of any distribution to a non-U.S. Shareholder in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution to a non-U.S. Shareholder (or lower applicable treaty rate), to the extent we do not do so, any portion of such a distribution not subject to withholding at a rate of 30% (or lower applicable treaty rate) will be subject to withholding at a rate of 10%. However, the non-U.S. Shareholder may seek a refund of such amounts from the IRS if it subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

        Distributions to a non-U.S. Shareholder that are designated by us at the time of distribution as capital gain dividends (other than those arising from the disposition of a United States real property interest) generally will not be subject to United States federal income taxation, unless (1) the investment in the stock is effectively connected with the non-U.S. Shareholder's United States trade or business, in which case the non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain (except that a shareholder that is a foreign corporation may also be subject to the 30% branch profits tax) or (2) the non-U.S. Shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

        Under the Foreign Investment in Real Property Tax Act ("FIRPTA"), distributions to a non-U.S. Shareholder that are attributable to gain from sales or exchanges by the Company of United States real property interests (whether or not designated as a capital gain dividend) will be taxed to a non-U.S. Shareholder at the normal capital gains rates applicable to domestic shareholders (subject to a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a non-U.S. Shareholder that is a corporation and that is not entitled to treaty relief or exemption. We are required by applicable FIRPTA Treasury Regulations to withhold 35% of any such distribution that is or could be designated by us as a capital gain dividend. That amount is creditable against the non-U.S. Shareholder's United States FIRPTA tax liability.

        Even if we do not qualify or cease to be a domestically controlled REIT, gain arising from the sale or exchange by a non-U.S. Shareholder of stock would still not be subject to U.S. taxation under FIRPTA as a sale of a United States real property interest if (1) the class or series of shares being sold is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market such as the New York Stock Exchange, and (2) the selling non-U.S. Shareholder owned 5% or less of the value of the outstanding class or series of shares being sold throughout the five-year period ending on the date of the sale or exchange.

        If gain on the sale or exchange of stock were subject to taxation under FIRPTA, the non-U.S. Shareholder would be subject to regular United States income tax with respect to such gain in the same manner as a taxable U.S. Shareholder, subject to any applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals and the possible application of the 30% branch profits tax in the case of foreign corporations. The purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price.

        Although the law is not entirely clear on the matter, it appears that amounts designated by us pursuant to the Taxpayer Relief Act as undistributed capital gains in respect of shares of stock (see "Taxation of U.S. Shareholders Holding Depositary Shares" above) would be treated with respect to non-U.S. Shareholders in the manner outlined in the preceding paragraph for actual distributions by us of capital gain dividends. Under that approach, the non-U.S. Shareholders would be able to offset as a credit against their United States federal income tax liability resulting therefrom their proportionate share of the tax paid by us on such undistributed capital gains (and to receive from the IRS a refund to the extent their proportionate share of such tax paid by us were to exceed their actual United States federal income tax liability).

        Sale of Depositary Shares. Gain recognized by a non-U.S. Shareholder upon a sale of its stock will generally not be subject to tax under FIRPTA if we are a "domestically controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-U.S. persons. Because only a minority of the shareholders are non-U.S. Shareholders, we expect to qualify as a "domestically controlled REIT." Accordingly, a non-U.S. Shareholder should not be subject to U.S. tax on gains recognized upon disposition of stock, provided that such gain is not effectively connected with the conduct of a United States trade or business and, in the case of an individual shareholder, such holder is not present in the United States for 183 days or more during the year of sale and certain other requirements are met.

        Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to non-U.S. Shareholders outside the United States that are treated as (1) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (2) capital gain dividends, or (3) distributions attributable to gain from the sale or exchange by the Company of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of stock by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of stock by a foreign office of a broker that (a) is a United States person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. Shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of stock is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. Shareholder, or otherwise establishes an exemption. A non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

        The United States Treasury Department has finalized regulations regarding the withholding and information reporting rules discussed above. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally are anticipated to be effective for payments made after December 31, 2000, subject to certain transition rules. Valid withholding certificates that are held on December 31, 1999, will remain valid until the earlier of December 31, 2000, or the date of the expiration of the certificate under rules currently in effect, unless otherwise invalidated due to changes in the circumstances of the person whose name is on such certificate. A non-U.S. Shareholder should consult its advisor regarding the effect of the new treasury regulations.

Proposed Changes to REIT Qualification Requirements
---------------------------------------------------

        A number of legislative proposals have been made in 1999 that, if adopted, would affect REITs. For example, the tax relief bill that was passed by Congress but vetoed by the President in September of 1999 included proposals intended to ease the current restrictions on a REIT's ability to own the stock of taxable companies, and those proposals have been reintroduced in subsequent proposed legislation. The proposals would allow REITs to own up to 100% of the stock of certain "taxable REIT subsidiaries" ("TRSs"). Under current law, a REIT generally may not own more than 10% of the voting securities of other issuers (such as the Lock/Box Company, see "Taxation of the Company - Asset Tests" above). An important effect of this proposed change is that TRSs would be permitted to offer noncustomary services to the tenants of the REIT (such services can be provided under current law only by "independent contractors" from which the REIT cannot earn any income). TRSs also would be able to engage in other income producing activities that are now typically undertaken by REITs only through entities in which a REIT may have a substantial economic interest, but is limited to a 10% or less voting interest (such as the Lock/Box Company). Certain limitations are also proposed to prevent income shifting between a REIT and its TRSs, in an effort to ensure that TRSs would in fact be taxable on the income that they earn. Under current law, a REIT cannot own securities of any single issuer with a value in excess of 5% of the value of all assets of the REIT. The proposals also would relax this limitation, so that a REIT could own a TRS (or TRSs), so long as the aggregate value of the TRSs, when combined with all other nonREIT assets, did not exceed 25% (or 20% in the more recent proposals) of the value of all assets of the REIT.

        Other provisions in that have generally been included in these bills and are targeted at REITs include: (1) a reduction in the size of a REIT's required annual dividends-paid deduction to 90% of REIT taxable income (from the current 95%) (a change that seems likely to have limited effect, given that REITs typically seek to have a dividends-paid deduction equal to 100% of their income, so as to avoid paying taxes on any undistributed portion), (2) limitations on "closely held" REITs, (3) provisions directed at other segments of the REIT industry, principally the lodging and health-care sectors, and (4) various other technical changes. The REIT provisions of these proposals generally would affect taxable years beginning after December 31, 2000.

        It is presently uncertain whether any proposal regarding REIT subsidiaries will be enacted or, if enacted, what the terms, including the effective date, of such proposal will be.

State and Local Taxes
---------------------

        The tax treatment of the Company and our shareholders in states having taxing jurisdiction over them may differ from the federal income tax treatment. Accordingly, no discussion of state taxation of the Company and our shareholders is provided nor is any representation made as to our tax status in such states. All investors should consult their tax advisors as to the treatment of the Company under the respective state tax laws applicable to them.


ITEM 2. Exhibits.
        ---------

        I. The following exhibits are being filed with the copies of this Form 8-A filed with the New York Stock Exchange, Inc. and the Securities and Exchange
Commission:

           1.  Form of Deposit Agreement.

           2.  Certificate of Determination.

           3.  Form of Cash Election Certificate.

                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

        (Registrant)                  PUBLIC STORAGE, INC.

                                      By: /S/ SARAH HASS
                                         -------------------
                                         Sarah Hass
                                         Vice President

                                         Date:  November 22, 1999